EXHIBIT 99.11

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement No. 333-195120 on Form S-8 and Registration Statement Nos. 333-226963 and 333-252081 on Form F-3 and to the use of our reports dated March 31, 2023, relating to the financial statements of Avino Silver & Gold Mines Ltd. (the “Company”) and the effectiveness of the Company’s internal control over financial reporting appearing in this Annual Report on Form 40-F for the year ended December 31, 2022.

/s/ Deloitte LLP

Chartered Professional Accountants

Vancouver, Canada

March 31, 2023